Exhibit 99.2

DISCUSSION OF UNAUDITED FINANCIAL RESULTS OF NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Results of Operations

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Revenues

Revenues were $133.1 million in the nine months ended September 30, 2014, an increase from $72.0 million in the nine months ended September 30, 2013. Revenues from sales of polysilicon were $94.0 million in the nine months ended September 30, 2014, an increase from $50.7 million in the nine months ended September 30, 2013. The increase in revenues generated from the sale of polysilicon between the nine months ended September 30, 2013 and September 30, 2014 was primarily due to higher sales volume and higher average selling prices.

Revenues from sales of wafers were $39.1 million in the nine months ended September 30, 2014, an increase from $21.2 million in the nine months ended September 30, 2013. The increase in revenues generated from the sale of wafers between the nine months ended September 30, 2013 and September 30, 2014 was primarily due to higher sales volumes and higher average selling prices. In November 2013, we successfully increased our wafer annual manufacturing capacity from 36 million pieces to 72 million pieces.

Gross profit and margin

Gross profit was $30.7 million in the nine months ended September 30, 2014, compared to gross loss of $27.1 million in the nine months ended September 30, 2013.

Gross margin was 23.1% in the nine months ended September 30, 2014, a substantial improvement from negative 37.6% in the nine months ended September 30, 2013. The improvement in gross profit and gross margin was mainly attributable to higher average selling prices and lower production costs for both polysilicon and wafer. The lower production costs were resulted from our technology improvement and the decrease in depreciation expense of approximately $14.0 million.

Since January 1, 2014, we revised the estimate of the expected useful lives of our machinery and equipment from 10 years to 15 years, and our buildings and structures from 20 years to 30 years, to better reflect the economic lives of these assets. The change in estimate was in part based on an analysis provided by a third-party valuation firm to assess the useful lives of these fixed assets. We believe the revised estimate of the useful lives is consistent with industry averages. The change in useful lives reduced depreciation expenses that would otherwise have been recorded in the nine months ended September 30, 2014 by approximately $14.0 million, and we expect a similar impact prospectively.

Selling, general and administrative expenses

Selling, general and administrative expenses were $5.6 million in the nine months ended September 30, 2014, compared to $14.1 million in the nine months ended September 30, 2013. Included in selling, general and administrative expenses in the nine months ended September 30, 2013 were $4.3 million expense of bad debt provision for long aging accounts receivable. While in the nine months ended September 30, 2014, included in selling, general and administrative expenses were reversal of bad debt provision of $3.6 million, due to the subsequent collection of certain long aging outstanding accounts receivables in the prior periods.

Research and development expenses

Research and development expenses were $1.3 million in the nine months ended September 30, 2014, compared to $2.2 million in the nine months ended September 30, 2013.

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Other operating income

Other operating income was $0.6 million in the nine months ended September 30, 2014, compared to $5.3 million in the nine months ended September 30, 2013. Other operating income mainly comprised unrestricted cash subsidies that we received from local government authorities, which fluctuates from period to period.

Impairment of long-lived assets

In the nine months ended September 30, 2014 and 2013, the impairment charges of long-lived assets were nil and $158.4 million, respectively. The impairment loss incurred in the nine months ended September 30, 2013 was related to buildings and plant of the polysilicon facilities in Chongqing Daqo and Daqo New Material, and was triggered primarily by the significant decrease in average selling prices of polysilicon and our decision of relocating a significant portion of machinery and equipment located at Chongqing Daqo to Xinjiang Daqo as a part of our expansion plan.

Operating income/(loss) and margin

As a result of the foregoing, operating income was $24.4 million in the nine months ended September 30, 2014, compared to operating loss of $196.6 million in the nine months ended September 30, 2013. Operating margin was 18.3% in the nine months ended September 30, 2014, compared to negative 273.1% in the nine months ended September 30, 2013.

Income taxes

Our effective tax rate for the nine months ended September 30, 2013 and 2014 was 0.6% and 0.0%, respectively. Our effective tax rate of 0.6% for the nine months ended September 30, 2013 was mainly due to the change in valuation allowance of deferred tax assets from prior years.

Net income/(loss) attributable to our shareholders and Income/(loss) per ADS

As a result of the foregoing, net income attributable to our shareholders was $13.0 million in the nine months ended September 30, 2014, compared to net loss attributable to our shareholders of $62.9 million in the nine months ended September 30, 2013.

Income per ADS was $1.61 in the nine months ended September 30, 2014, compared to loss per ADS of $9.10 in the nine months ended September 30, 2013.

Liquidity and Capital Resources

Our primary sources of liquidity in the nine months ended September 30, 2014 were proceeds from operating activities, bank borrowings and financial supports from our parent Daqo Group.

As of September 30, 2014, we had $17.4 million in restricted cash and $12.6 million in cash and cash equivalents. Approximately $6.9 million, $18.1 million and $5.0 million of our restricted cash and cash equivalents were held by Chongqing Daqo New Energy Co., Ltd., Xinjiang Daqo New Energy Co., Ltd. and Daqo New Energy Corp., respectively.

The following significant developments have impacted our liquidity in the nine months ended September 30, 2014. As of September 30, 2014, our current liabilities exceed the current assets by $194.2 million. While we had cash and cash equivalents of $12.6 million, the short-term borrowings of $77.7 million will be due within one year, and the current portion of long-term borrowings amounting to $52.1 million is restricted to purchase fixed assets and required to be paid off upon due dates. Additionally, we have capital commitment mainly relating to our polysilicon capacity expansion of $35.4 million to be fulfilled in the next twelve months.

We believe there are adequate sources of liquidity to fund our working capital and capital expenditures requirements, and to meet short term debt obligations, other liabilities and commitments as they become due. The main sources of liquidity in the next 12 months will continue to be operating cash flows, renewal and roll-over of our bank credit facilities, and financial supports from Daqo Group.

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The following table sets forth certain unaudited cash flow statements data for the periods indicated.

	Nine months ended September 30,
	2013	2014
Net cash (used in) provided by operating activities	(16,835,664)	47,661,806
Net cash used investing activities	(12,096,312)	(80,961,788)
Net cash provided by financing activities	33,119,964	38,117,134
Effect of exchange rate changes	(95,737)	(36,289)
Net increase in cash and cash equivalents	4,092,251	4,780,863
Cash and cash equivalents at the beginning of the period	6,679,024	7,831,084
Cash and cash equivalents at the end of the period	10,771,275	12,611,947
Supplemental disclosure of cash flow information:
Interest paid	13,742,609	13,064,363
Supplemental schedule of non-cash investing activities
Purchases of property, plant and equipment included in accounts payable	51,766,695	37,308,771
Purchases of property, plant and equipment included in amount due to related party	940,135	614,756

Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2014 was $47.7 million, primarily resulting from $162.5 million we received from the sale of our products, partially offset by our payments for raw materials and utilities of $88.4 million, employee and welfare payments of $13.3 million and interest expense payments of $13.1 million.

Our operating cash flow during the nine months ended September 30, 2014 improved significantly compared to the nine months ended September 30, 2013, during which net cash used in operating activities was $16.8 million. The improvement was primarily due to the recovery of sales prices associated with improvements in the overall solar market and our continuous cost reduction efforts at our Xinjiang facilities.

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Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2014 was $81.0 million, primarily resulting from payments of $72.3 million for the purchase of property, plant and equipment and an increase in restricted cash of $8.7 million that we placed in our bank accounts as guarantee deposits for the banks’ issuance of short term letters of credit and the notes in support of our purchases of property, plant and equipment.

In the nine months ended September 30, 2014, net cash used in investing activities increased significantly from the nine months ended September 30, 2013, during which net cash used in investing activities was $12.1 million. The increase was mainly related to the expansion of and the technology improvement project at our Xinjiang polysilicon facilities.

Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2014 was $38.1 million, primarily resulting from cash received from related parties in the amount of $230.0 million offset by the repayment of amounts due to related parties in the amount of $242.7 million, proceeds received from the bank borrowings in the amount of $115.3 million offset by the repayment of bank borrowings in the amount of $119.1 million, and net proceeds received from a follow-on public offering of our ADSs in May 2014 in the amount of $54.6 million. Net cash provided by financing activities in the nine months ended September 30, 2013 was $33.1 million, primarily resulting from cash received from related parties in the amount of $116.6 million partially offset by the repayment of amounts due to related parties in the amount of $33.2 million and proceeds received from the bank borrowings in the amount of $71.0 million offset by the repayment of bank borrowings in the amount of $121.4 million. In the nine months ended September 30, 2014, net cash provided by financing activities increased by $5.0 million compared to the same period of 2013. The increase was primarily due to the follow-on public offering of our ADSs in May 2014. Daqo Group and its affiliates will not require us to repay our debt to them before October 1, 2015.

In May 2014, we issued and sold 2,000,000 ADSs through a follow-on public offering priced at US$29.00 per ADS. We received the net proceeds from the offering after deducting offering expenses of $54.6 million. We have used and will continue to use the net proceeds mainly for the expansion of and technology improvement at our Xinjiang polysilicon facility. As of September 30, 2014, the Company had spent approximately $63.7 million on the expansion of and technology improvement project in our Xinjiang polysilicon facility, among which $51.6 million was from the proceeds of the follow-on offering.

Capital Expenditures

In the nine months ended September 30, 2014, we made capital expenditures of $72.3 million for technical improvements and equipment enhancements for our wafer facilities in Chongqing and polysilicon facilities in Xinjiang, compared to $14.1 million in the nine months ended September 30, 2013. We expect our capital expenditures to increase in the future. We expect that total capital expenditures related to the capacity expansion project in our Xinjiang polysilicon facilities will be approximately $100 million, of which approximately $63.7 million was spent prior to September 30, 2014.

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